                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549










                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 NOVACARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   669930 10 9
                 -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 27, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)




                                  (Page 1 of 6 )

CUSIP No. 669930 10 9               13D                       Page 2 of 6 Pages

-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LDN Stuyvie Partnership
73-1526937
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3 SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
                                                                       [ ] [ ]
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       Oklahoma
-------------------------------------------------------------------------------
     NUMBER OF                7  SOLE VOTING POWER                    4,095,000
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY
        EACH                  9  SOLE DISPOSITIVE POWER               4,095,000
     REPORTING
    PERSON WITH               10  SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,095,000

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                                                                             PN
===============================================================================

CUSIP No. 669930 10 9              13D                        Page 3 of 6 Pages
-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stuyvesant Pierrepont Comfort
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
                                                                        [ ] [ ]
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
 or 2(e) [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States of America
-------------------------------------------------------------------------------
     NUMBER OF                7  SOLE VOTING POWER                    4,095,000
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY
        EACH                  9  SOLE DISPOSITIVE POWER               4,095,000
     REPORTING
    PERSON WITH               10  SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      4,095,000
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           6.5%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                                                                             IN
===============================================================================


                                 (page 3 of 6)

                  This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

                  This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Novacare, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 1016
W. Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2.   Identity and Background.

                  This Statement is being filed by LDN Stuyvie Partnership (the "Partnership") and Stuyvesant Pierrepont Comfort ("Mr. Comfort") (together, the "Reporting Persons").

                  (a)-(c) The Partnership is an Oklahoma limited partnership. The address of its principal business office is c/o Stuyvesant Pierrepont Comfort, General Partner, 11 Cadogan Street, London SW3 2PP, United Kingdom. The Partnership was formed to, and is principally engaged in, the business of investing in the Issuer. Mr. Comfort is the Partnership's general partner and is principally employed as an executive at Alchemy Partners, an investment advisory firm which provides investment advice to funds in Guernsey. The address of Alchemy Partners' principal business office is 20 Bedfordbury, London WC2N 4BL, United Kingdom.

                  (d)-(e) During the last five years, neither the Partnership nor Mr. Comfort (1) has been convicted in a criminal proceeding or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which subjected the Partnership or Mr. Comfort, as applicable, to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Comfort is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

                  The Reporting Persons acquired beneficial ownership of 2,586,500 shares of the securities that are the subject of this filing (the "Subject Securities") from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of the remaining Subject Securities (1,508,500 shares) through open market purchases in the ordinary course of business with a portion ($1.8 million) of the proceeds of cash contributions to the Partnership by its partners.

Item 4.   Purpose of Transaction.

                  The Reporting Persons acquired the Subject Securities in order to provide continuing support to management and the Issuer in both the search for and acquisition of a new business. The Reporting Persons presently intend to vote their Common Stock in support of the reinvestment of the proceeds of certain divestitures (the "Divestiture Proceeds") in a new business and against the liquidation of the Issuer.

                  (a) Depending on market conditions and the success of management in identifying and consummating an acquisition of a new business, the Reporting Persons may acquire more or dispose of their shares of Common Stock.

                  (b)-(c) The Reporting Persons presently intend to vote their Common Stock in support of the reinvestment of the Divestiture Proceeds in a new business and against the liquidation of the Issuer. Under a plan of restructuring approved by the Issuer's stockholders on or about September 21, 1999 (the "Plan"), the Issuer's board of directors (the "Board") is authorized, among other things, to reinvest the Divestiture Proceeds through the acquisition of a new business. The Divestiture Proceeds are a material amount of the Issuer's assets. Under the Plan, in the event the Issuer is unable, or chooses not, to reinvest the Divestiture Proceeds in a new business, the Board is required to liquidate the Issuer through a distribution to stockholders.

                                 (Page 4 of 6)

                  (d)-(j)           Not Applicable.

Item 5.  Interest in Securities of the Issuer:

                  (a)-(b) The Reporting Persons beneficially own 4,095,000 shares of Common Stock, representing approximately 6.5% of the outstanding shares of such class as to which they have sole voting power and dispositive power. Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

                 (c) The Reporting Persons acquired beneficial ownership of 2,586,500 shares of Common Stock from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of 1,508,500 shares of Common Stock through open market purchases in the ordinary course of business with a portion ($1.8 million) of the proceeds of cash contributions to the Partnership by its partners. The following table summarizes the details of such open market purchases:


DATE                       NO. OF SHARES  PRICE PER SHARE         TOTAL PRICE
----                       -------------  ---------------         -----------
9/13/99                           31,500  $1.1875                 $   38,197.75
9/16/99                           25,000  $1.1875                 $   30,316.50
9/21/99                           58,500  $1.125                  $   67,279.00
9/22/99                          163,300  $1.17671                $  196,243.24
9/23/99                          256,300  $1.171332               $  306,623.89
9/24/99                           42,900  $1.125                  $   49,339.00
9/27/99                          105,100  $1.11549                $  119,869.50
9/28/99                           80,800  $1.120514               $   92,561.53
9/29/99                           31,200  $1.1206                 $   35,746.72
9/30/99                          166,300  $1.180134               $  200,417.78
10/1/99                           35,700  $1.1875                 $   43,290.25
10/4/99                           50,000  $1.1875                 $   60,629.00
10/5/99                          461,900  $1.157299               $  546,107.91
                           -------------                          -------------
                               1,508,500                          $1,786,622.07
                           =============                          =============


                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

                  The Partnership and Mr. Comfort (as general partner) presently intend to vote their shares of Common Stock in favor of the reinvestment of the Divestiture Proceeds in a new business.

Item 7.  Material to be Filed as Exhibits.

                  None.

                                 (Page 5 of 6)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 6, 1999


                                           LDN STUYVIE PARTNERSHIP



                                           By: /s/ Stuyvesant Pierrepont Comfort
                                               ---------------------------------
                                           BY:    Stuyvesant Pierrepont Comfort
                                           Title: General Partner


                                              /s/ Stuyvesant Pierrepont Comfort
                                           ------------------------------------
                                           STUYVESANT PIERREPONT COMFORT

                                 (Page 6 of 6)